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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

EDELMAN                           Asher                B
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   (Last)                           (First)             (Middle)

717 Fifth Avenue
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                                    (Street)

New York                              NY                 10022
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Dynacore Holdings Corporation (DYHC)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


___02/25/03_____________________________________________________________________
4.   Statement for Month/Day/Year


________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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

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Common Stock                                                                                       13,172        I         (1)
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Common Stock                                                                                       99,381        I         (2)
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Common Stock                                                                                      211,527        I         (3)
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Common Stock                                                                                       27,287        I         (4)
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Common Stock                                                                                        1,416        I         (5)
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Common Stock                                                                                        4,728        I         (6)
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Common Stock                                                                                       82,278        I         (7)
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Common Stock                                                                                        1,125        I         (8)
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Common Stock                                                                                      129,852        I         (9)
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Common Stock                                                                                       71,253        I         (10)
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Common Stock                                                                                      211,197        I         (11)
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Common Stock                                                                                        46,825       I         (12)
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Common Stock                                                                                        19,255       I         (13)
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Common Stock                                                                                       205,629       I         (14)
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Common Stock                                                                                       696,000       D
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Series A Convertible
  Preferred Stock           02/25/03                 0(15)    V        250,000      A   (15)       250,000       D         (15)
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Series B Convertible
  Preferred Stock           02/25/03                 0(15)    V      1,127,000      A   (15)     1,127,000       D         (15)
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

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

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Option to
Purchase                                                                        Common
Common Stock $.75    12/18/00          A    V    100,000      06/18/01 12/18/10 Stock     100,000                   D
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Option to
Purchase                                                                        Common
Common Stock $.75    12/18/00          A    V    100,000      12/18/01 12/18/10 Stock     100,000                   D
-----------------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                                                                        Common
Common Stock $.75    12/18/00          A    V    100,000      06/18/02 12/18/10 Stock     100,000                   D
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred                                                                       Common
Stock        (16)    02/25/03          A    V    250,000      (16)      (16)    Stock     250,000                   D   (15)

------------------------------------------------------------------------------------------------------------------------------------
Series B
Convertible
Preferred                                                                       Common
Stock        (16)    02/25/03          A    V    1,127,000    (16)      (16)    Stock     1,127,000                  D   (15)

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
Explanation of Responses:
(1) Such shares are owned by three Uniform Gift to Minors Act accounts, each account for the benefit of one of Mr. Edelman's three daughters, and, accordingly, Mr. Edelman may be deemed to have an indirect pecuniary interest in such shares. Mr. Edelman's former wife, Penelope C. Edelman, is the custodian of each account. Mr. Edelman expressly disclaims beneficial ownership of these shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise.
(2) Such shares are owned by Plaza Securities Company ("Plaza"), a limited partnership of which Mr. Edelman is a general partner. As a general partner of Plaza, Mr. Edelman may be deemed to have an indirect pecuniary interest in a portion of such shares.
(3) Such shares are owned by A.B. Edelman Limited Partnership, a limited partnership of which Mr. Edelman owns all beneficial interests and, accordingly, Mr. Edelman may be deemed to have an indirect pecuniary interest in a portion of such shares.
(4) Such shares are owned by the Canal Capital Corporation Retirement Plan (the "Canal Plan"). Mr. Edelman is a trustee of, and a participant in, the Canal Plan, and, accordingly, may be deemed to have an indirect pecuniary interest in a portion of such shares.
(5) Such shares are owned by Felicitas Partners, L.P. ("Felicitas"), a limited partnership of which Mr. Edelman owns all of the beneficial interests and, accordingly, he may be deemed to have an indirect pecuniary interest in a portion of such shares.
(6) Such shares are owned by three Uniform Gift to Minors Act accounts, each account for the benefit of one of Mr. Edelman's three daughters. Mr. Edelman is the custodian of each account, and, accordingly, may be deemed to have an indirect pecuniary interest therein. Mr. Edelman expressly disclaims beneficial ownership of these shares for the purpose of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise.
(7)        Such shares are owned by Canal Capital Corporation ("Canal"). A.B.
           Edelman Management Co., Inc. ("Edelman Management") acts as investment manager for Canal. Mr. Edelman is the sole stockholder and an officer and director of Edelman Management, and, accordingly, may be deemed to have an indirect pecuniary interest in a portion of such shares.
(8)        Such shares are held in Mr. Edelman's Keogh account.
(9) Such shares are owned by Edelman Value Partners, L.P., a limited partnership ("Value Partners"). Edelman Management is the sole general partner of Value Partners and Mr. Edelman is the sole stockholder and an officer and director of Edelman Management. Accordingly, Mr. Edelman may be deemed to have an indirect pecuniary interest in a portion of such shares.
(10) Such shares are owned by Datapoint Corporation Supplemental Executive Retirement Plan (the "Datapoint Plan"). Mr. Edelman is a trustee of, and participant in, the Datapoint Plan, and, accordingly, may be deemed to have an indirect pecuniary interest in a portion of such shares.
(11) Such shares are owned by Edelman Value Fund, Ltd., ("Edelman Fund"), a British Virgin Islands domiciled corporation for which Mr. Edelman serves as investment manager. Mr. Edelman expressly disclaims beneficial ownership of the Edelman Fund shares for purposes of
           Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise.
(12) Such shares are owned by Edelman Family Partnership, L.P., a limited partnership. Mr. Edelman is the managing general partner and may be deemed to have an indirect pecuniary interest in a portion of such shares.
(13) Such shares are owned by a Uniform Transfer to Minors Act account for the benefit of Mr. Edelman's son and, accordingly, Mr. Edelman may be deemed to have an indirect pecuniary interest in a portion of such shares. Irving Garfnkel is the custodian of the account. Mr. Edelman expressly disclaims beneficial ownership of these shares for purposes of Section 16 of the Securities Act of 1934, as amended, or otherwise.
(14) Such shares are owned by Michelle Vrebalovich, Mr. Edelman's spouse. Mr. Edelman expressly disclaims beneficial ownership of these shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise.
(15) The shares were issued as a dividend to Mr. Edelman, as Escrow Agent for the benefit of the holders of record on February 24, 2003 of the Dynacore Holdings Corporation Common Stock. The shares will be held in escrow until such time as they are registered for sale under the Securities Act of 1933, as amended. Mr. Edelman, in his capacity as escrow agent, expressly disclaims ownership of these shares, except as set forth in the following sentence, for purposes of Section 16 of the Securities Act of 1934, as amended, or otherwise. Mr. Edelman does not disclaim beneficial ownership of the shares of Preferred Stock which have been issued as a dividend on the shares of Common Stock reported on this Form 4, except to the extent he has disclaimed ownership of such shares of Common Stock.
(16) Each share of Series A Convertible Preferred Stock and of Series B Convertible Preferred Stock is convertible into 7.25 shares of Common Stock at any time.


/s/Asher B Edelman                                              02/25/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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